January 13, 2009

Via EDGAR and Email

Ms. Effie Simpson

United States Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 3561

RE:	Movie Gallery, Inc. (the “Company”)
File #0-24548
Form 8-K filed on November 26, 2008

Dear Ms. Simpson:

We have reviewed your comment letter of December 10, 2008 and have the following responses. For convenience, each comment is restated in bold below followed by our response.

1.	Please revise the Form to state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-K. It is not sufficient to state that the Company “decided to replace” the accountant, as that wording is unclear to a reader.

The Company has filed an amendment under Form 8-K/A clarifying that the former accountant was dismissed and providing the specific date of such dismissal.

2.	Please file a letter from your former accountant, indicating whether or not they agree with your revised disclosures in the Form 8-K.

The Company has filed an amendment under Form 8-K/A which includes as an exhibit thereto a letter from our former accounting indicating whether or not they agree our revised disclosures.

3.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in filings reviewed by the staff to be certain that they have provided all information investors require. Since the Company and its management are in possession of all facts relating to the Company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in filings;

•	Staff comments and changes to disclosure in response to staff comments in filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in filings;

•	Staff comments and changes to disclosure in response to staff comments in filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

I trust that this resolves the outstanding comments in your December 10, 2008 letter. Please let me know if you have any additional comments or questions.

Sincerely,

/s/ Pamela R. Schneider
Pamela R. Schneider Executive Vice President, General Counsel and Secretary Movie Gallery, Inc.

Cc:	Lucinda M. Baier